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Contact:	Nina Kondo
(617) 867-1125 nkondo@digitas.com

DIGITAS ANNOUNCES PRELIMINARY RESULTS OF SELF-TENDER OFFER

BOSTON, March 25, 2003—Digitas Inc. (Nasdaq: DTAS) announced today the preliminary results of its self-tender offer to purchase up to 6,426,735 shares of common stock at a price of $3.89 per share in cash. The offer expired at 5:00 p.m., New York City time, on Tuesday, March 25, 2003.

Based on a preliminary count by American Stock Transfer & Trust Company, the depositary for the tender offer, approximately 48,702,349 shares of Digitas common stock, including approximately 7,308,207 shares tendered through notice of guaranteed delivery, were properly tendered and not withdrawn. Digitas expects to purchase approximately 6,426,735 shares, resulting in an estimated proration factor of approximately 13% of the shares tendered. The number of shares properly tendered and not withdrawn and the proration factor are preliminary and subject to final verification by the depositary. The actual number of shares purchased and any proration factor will be announced promptly following completion of the verification process. After such announcement, the depositary will issue payment for the shares validly tendered and accepted for payment under the tender offer and return all other shares tendered.

Any questions with respect to the tender offer may be directed to Innisfree M&A Incorporated, the information agent for the tender offer, at (888) 750-5834. The dealer manager for the tender offer was Morgan Stanley & Co. Incorporated.

About Digitas

Digitas (www.digitas.com) is the leading provider of services to help companies attract, retain, and grow profitable customer relationships. Digitas provides the marketing programs, customer strategy, technology platforms and channel operations support that help its clients achieve measurable, lasting improvement in their marketing productivity.

Digitas serves as strategic partner to several industry-leading clients, including Allstate, American Express, AT&T, Delta Air Lines and General Motors. Digitas employs approximately 1,100 people and has offices in Boston, Chicago, London, New York and San Francisco.

Statements contained in this press release that are not historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements regarding expectations with respect to future revenues, profitability and working capital and statements regarding the company’s future business prospects. These and all other forward-looking statements in this press release are subject to known and unknown risks and uncertainties that may cause actual results to differ materially from those projected or implied in such forward-looking statements. Such factors include, without limitation, overall economic and business conditions, the demand for the company’s services, competitive factors in the company’s markets, the company’s ability to sublet its excess real estate in the anticipated timeframe and the company’s ability to effectively manage its growth and client relationships, among other factors. A more complete review of the risks and uncertainties potentially impacting the company’s future performance can be found in the company’s filings with the Securities Exchange Commission. The company expressly disclaims any current intention or obligation to update this forecast or any other forward-looking statement contained in this press release.